Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Olin Corporation:

We consent to the use of our report dated February 23, 2011, with respect to the consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated in this Registration Statement (the “Registration Statement”) on Form S-3 and the related Prospectus (the “Prospectus”), and to the reference to our firm under the heading “Experts” in the Registration Statement and Prospectus.

/s/ KPMG LLP

St. Louis, Missouri
December 12, 2011